Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

FOR IMMEDIATE RELEASE

CBOT URGES STOCKHOLDERS AND MEMBERS TO VOTE FOR MERGER WITH CME

Sends Letter Summarizing Strategic Fit with CME and Uncertainty of ICE Proposal

CHICAGO, July 2, 2007 – CBOT Holdings, Inc., holding company for the Chicago Board of Trade (CBOT®) (NYSE: BOT), one of the leading global derivatives exchanges, sent the following letter to CBOT Holdings stockholders and CBOT members, urging them to vote FOR the merger agreement with Chicago Mercantile Exchange Holdings Inc. (NYSE: CME) and related matters at the special meetings to be held on July 9, 2007:

June 28, 2007

Dear Stockholders and Members:

On July 9th, you must decide whether to merge two of the world’s largest and most advanced futures exchanges. Combining CBOT Holdings with Chicago Mercantile Exchange Holdings (CME) will dramatically change our business and create the largest and most competitive global futures exchange.

VOTE FOR GROWTH AND A STRONG FUTURE

The Boards of Directors of CBOT Holdings and the Chicago Board of Trade (CBOT) firmly believe that this is the best course of action for our exchange. We see our two organizations as well-matched and ready to work together from Day One following the closing of the transaction. We are fully committed to making this transaction a reality and making it work for all of our stakeholders – stockholders, members, customers and the greater financial community.

We believe that the work that we have done together to prepare for the integration of our organizations will begin to pay off immediately. As a result of these reasons, and many more, we strongly recommend that CBOT Holdings stockholders vote FOR the adoption of the agreement and plan of merger, and that CBOT members vote FOR the matters related to the merger as described in the joint proxy statement/prospectus and the supplement.

July 2, 2007

We also urge you to see through ICE’s campaign against the CME deal. In our view, the ICE proposal is simply no match for the CME transaction.

THE VALUE OF THE ICE PROPOSAL IS UNCERTAIN

There is no guarantee that any premium in short-term value based on ICE’s current stock price will be there months from now when an ICE deal could be completed. A number of analysts have noted that ICE’s stock price includes a premium anticipating that ICE itself will be acquired by a third party. Institutional Shareholder Services (ISS), a leading independent U.S. proxy advisory firm, also concluded that ICE’s stock price included a takeover premium. That premium wouldn’t be there in an ICE/CBOT transaction. It is misleading to compare 1.42 times ICE’s current stock price to the very real, very tangible, and very realizable value inherent in a transaction with CME.

DON’T BET THE FRANCHISE ON UNTESTED PROMISES

ICE is dramatically downplaying the risk to our business from an ICE/CBOT combination. The functionality and scale of ICE’s clearing and electronic trading platforms would have to be significantly increased to support our customers and trading volume. ICE has no experience integrating a business on the scale of CBOT.

Do you want CBOT to be ICE’s guinea pig for integration? Are you willing to risk the CBOT franchise — and your personal CBOT ownership stake — to find out?

By contrast, a combination with CME presents relatively low integration and execution risk:

•	CME and CBOT have a proven track record in integration with successful implementation of the Common Clearing Link

•	CME and CBOT are planning to migrate CBOT electronic trading to Globex by Q1 2008

•	CME and CBOT are targeting floor consolidation by Q2 2008

ISS CITES INTEGRATION RISK AS KEY FACTOR IN RECOMMENDATION

In its recommendation of the CME/CBOT combination, ISS noted the importance of integration: “The functionality and scale of a derivative exchange’s clearing and electronic trading platform are critical components for successful integration…More important than scale, however, is functionality. In a merger with CME, integration risk is low because, among other things, CME and CBOT have already completed a common clearing link in 2003. This common clearing link also gives CBOT/CME a leg up in the amount of time it would take to complete the integration.”*

July 2, 2007

TWO YEARS IS A LONG TIME TO WAIT

ICE itself has acknowledged that it could take two years of technological integration planning and execution to get a functional, fully integrated platform that could support the volume and functionality of the CBOT. The independent technology consultants who reviewed the integration aspects of a potential ICE deal concluded that the two-year timeline, while possible, was aggressive and carried risk. Do you want to wait two years to find out if ICE can do it? During that time, our competitors, including CME, would be aggressively pursuing our customers, products and liquidity pools.

There are other, clear advantages for you from the CME/CBOT transaction, including the special cash dividend of $9.14 per share of Class A common stock. Full members with 27,338 shares would receive approximately $250,000. The dividend would be paid just prior to the closing of the transaction. In addition, the CME/CBOT merger agreement provides better protection of members’ rights, and a purchase offer and guarantee for the CBOE exercise rights that gives ERP holders the ability to participate in any upside from the pending exercise rights litigation.

WE URGE YOU TO VOTE “FOR” THE TRANSACTION WITH CME

•	You may vote in advance of the July 9th meetings:

•

By mail: by completing, signing and dating the enclosed WHITE STOCKHOLDER PROXY CARD (to vote your shares of CBOT Holdings Class A common stock) and BLUE MEMBER PROXY CARD (to vote your Series B-1 and Series B-2 memberships of CBOT), and returning them in the postage-paid envelopes provided;

•	Online: by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership; or

•	By phone:

•	to vote your shares — by calling 1-800-732-4052

•	to vote your membership — by calling 1-800-786-8302

You will need information from the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD to vote online or by phone.

•	The deadline for voting online or by phone is 5:00 pm, Eastern Daylight Time, on July 8, 2007.

•

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

July 2, 2007

•	You can change your vote at any time prior to the vote at the meetings. Your last vote is the vote that counts.

•	If you are a B-1 or B-2 member and a stockholder, you have to vote your membership and your shares separately.

•

If you hold your shares of CBOT Holdings Class A common stock through a broker, bank or other holder of record (rather than in your name at Computershare), you must check the proxy and voting instructions sent to you by that entity to see what options are available to you.

Every vote is important. If you fail to vote or if you abstain, it will count as a vote “AGAINST” the CME merger because the required vote is a majority of the outstanding shares of CBOT Holdings Class A common stock. Any vote to adjourn or postpone a meeting to solicit additional proxies will require the affirmative vote of the holders of a majority of the votes cast. Abstentions will not count as votes cast and will not affect a vote this matter.

If you previously submitted a proxy for the meetings on July 9, 2007, you do not need to complete and submit the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD unless you desire to revoke your previous vote. If you previously submitted a proxy for the meetings on July 9, 2007, and you wish to change your vote, you may do so by following the instructions on the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD.

We are confident that CBOT and CME together will provide better overall value for our stockholders and members and will create the world’s most competitive futures exchange.

On behalf of the boards of CBOT Holdings and CBOT, we urge CBOT Holdings stockholders to vote FOR the adoption of the agreement and plan of merger, and we urge CBOT members to vote FOR the matters related to the merger as described in the joint proxy statement / prospectus and the supplement.

Sincerely,

Charles P. Carey	Bernard W. Dan

Chairman	President and CEO

*	Permission to use quotes neither sought nor received.

July 2, 2007

Contacts

Media:

Maria C. Gemskie

312.341.3257

Harlan Loeb

Financial Dynamics

312.861.4703

Investors:

Deborah Koopman

312.789.8532

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at http://www.cbot.com.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, and a proxy supplement, dated June 17, 2007 regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE PROXY SUPPLEMENT REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus and the proxy supplement as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the proxy supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, the proxy supplement and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and

July 2, 2007

operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus, the proxy supplement and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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